September 11, 2007
By Edgar Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC 20549

Attention: Paul Fischer

Re:	Constant Contact, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 4, 2007
File No. 333-144381
Ladies and Gentlemen:
On behalf of Constant Contact, Inc. (the “Company”), submitted herewith is the proposed disclosure regarding the executive compensation section contained in the Registration Statement referenced above (the “Registration Statement”). One insert contains the table that was included in Amendment No. 1 to show achievement and underachievement of performance based compensation. The other insert provides individual performance goals for 2006 for Messrs. Howd, Richard and Wasserman, who are the three individuals who had performance goals for that year. The attached is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.
If you have any questions or comments regarding the attached, please telephone either the undersigned at the telephone number indicated above, or Mark G. Borden of this firm at (617) 526-6675.
Very truly yours,
/s/ Philip P. Rossetti
Philip P. Rossetti
Attachment

cc:	Gail F. Goodman, Constant Contact, Inc.
Robert P. Nault, Esq., Constant Contact, Inc.
Steven R. Wasserman, Constant Contact, Inc.
Mark G. Borden, Esq., WilmerHale
John R. Utzschneider, Esq., Bingham McCutchen LLP